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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

PVF Capital Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
693654 10 5
(CUSIP Number)
Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Suite 500, Independence, OH 44131, (216) 328-8080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	693654 10 5	Page	2	of	4

1	NAMES OF REPORTING PERSONS Umberto P. Fedeli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		496,000(1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		496,000(1)(2)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,000(1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 10,000 Shares owned by the Fedeli Family Charitable Foundation.
(2) Includes 1,000 Shares owned by Mr. Fedeli’s wife’s IRA, for which Mr. Fedeli disclaims beneficial ownership.

CUSIP No.	693654 10 5	Page	3	of	4
Introduction.
     This Amendment No. 3 to Schedule 13D is filed by Umberto P. Fedeli relating to shares of common stock, par value $0.01 per share, of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
          In accordance with the July 1 deadline for director nominations indicated by the Company in its January 4, 2008 proxy statement for its 2008 annual meeting of stockholders, on July 1, 2008, Mr. Fedeli sent a letter to the Company requesting that he and Richard Barone be considered for election to the board of directors at the upcoming annual meeting. Mr. Fedeli’s letter is attached as Exhibit 7.1.
Item 7. Material to be Filed as Exhibits.
          7.1     Letter to PVF Capital Corp. dated July 1, 2008

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 2, 2008

/s/ Umberto P. Fedeli
Umberto P. Fedeli

EXHIBIT INDEX

Exhibit Number	Description

7.1	Letter to PVF Capital Corp. dated July 1, 2008